[Letterhead of AstraZeneca PLC]

April 8, 2021

VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  David Gessert

Re:	AstraZeneca PLC
Registration Statement on Form F-4
File No. 333-253315

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AstraZeneca PLC (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form F-4 (File No. 333-253315) be accelerated by the U.S. Securities and Exchange Commission to 5:00 p.m., New York City time, on April 12, 2021 or as soon as practicable thereafter.

The Company hereby authorizes Sebastian L. Fain of Freshfields Bruckhaus Deringer US LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Fain at (212) 508-8806 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

AstraZeneca PLC

By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

cc:	Freshfields Bruckhaus Deringer US LLP
Sebastian L. Fain, Esq.